SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

DMI FURNITURE, INC.

(Name of Subject Company (Issuer))

CHURCHILL ACQUISITION CORP.

a wholly owned subsidiary of

FLEXSTEEL INDUSTRIES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

233230 10-1

(CUSIP Number of Class of Securities)

Ronald J. Klosterman

Vice President Finance, Chief Financial Officer & Secretary

Flexsteel Industries, Inc.

3400 Jackson Street

Dubuque, Iowa 52004-0877

Telephone: (563) 556-7730

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With a copy to:

Charles W. Mulaney, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom (Illinois)

333 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,862,627	$1,365

*	Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 4,298,786 outstanding shares of common stock of DMI Furniture, Inc. at a purchase price of $3.30 per share. The transaction value also includes the offer price of $3.30 per share multiplied by 811,101, the estimated number of outstanding options to purchase shares of common stock of DMI Furniture, Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,365	Filing party: Flexsteel Industries, Inc.

Form or Registration No.: Schedule TO	Date Filed: August 20, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No. 233230 10-1

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) FLEXSTEEL INDUSTRIES, INC. (I.R.S. IDENTIFICATION NO. 42-0442319)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 3,968,638 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER 3,968,638

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,638

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.7%

14.	TYPE OF REPORTING PERSON CO

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CUSIP No. 233230 10-1

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CHURCHILL ACQUISITION CORP.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 3,968,638 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER 3,968,638

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,638

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.7%

14.	TYPE OF REPORTING PERSON CO

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This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2003, as amended (the “Statement”), by Churchill Acquisition Corp., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Flexsteel Industries, Inc., a Minnesota corporation (“Flexsteel”). The Statement relates to the Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of DMI Furniture, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.30 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(2) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

This Amendment also amends and supplements and constitutes Amendment No. 1 to the Schedule 13D (“Schedule 13D”) filed by the Purchaser and Flexsteel on August 22, 2003 with the Commission with respect to the Shares.

Items 4, 8 and 11 of the Statement and Item 5 of Schedule 13D.

Items 4, 8 and 11 of the Statement and Item 5 of Schedule 13D are hereby amended and supplemented to include the following:

The initial offering period for the Offer expired at 12:00 midnight, New York City Time, on Wednesday, September 17, 2003. As of the initial expiration of the Offer, 3,968,638 Shares (including 400,219 Shares subject to guaranteed delivery), representing approximately 91.7% of the outstanding Shares, had been validly tendered and not withdrawn. Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

Purchaser is providing a Subsequent Offering Period, which commenced Thursday, September 18, 2003 and which expires at 5:00 p.m., New York City Time, on Wednesday, October 1, 2003. During the Subsequent Offering Period, Purchaser will accept and promptly pay for Shares as they are tendered. Stockholders who tender their Shares during the Subsequent Offering Period will be paid the same $3.30 per Share Offer Price paid during the initial offering period. Shares tendered during the Subsequent Offering Period may not be withdrawn.

On September 18, 2003, Flexsteel issued a press release announcing the completion of the initial offering period and the commencement of a Subsequent Offering Period. The full text of the press release is filed as Exhibit (a)(10) hereto and is incorporated by reference herein.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(10) Press Release issued by Flexsteel on September 18, 2003.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Churchill Acquisition Corp.

By:	/s/ K. Bruce Lauritsen
Name:	K. Bruce Lauritsen
Title:	President

Flexsteel Industries, Inc.

By:	/s/ K. Bruce Lauritsen
Name:	K. Bruce Lauritsen
Title:	Chief Executive Officer and President

Dated: September 18, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(10)	Press Release issued by Flexsteel on September 18, 2003.